UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

As previously disclosed, on December 19, 2025, Playverse Co. Ltd. (“Playverse”), an indirect wholly owned subsidiary of K Wave Media Ltd. (the “Company”), entered into a Share Purchase Agreement (the “Hansol Purchase Agreement”) with Hansol Holdings Co., Ltd. (“Hansol Holdings”), Lee Mi-sung and Cho Hyun-seung (collectively, the “Hansol Sellers”), pursuant to which Playverse agreed to purchase from the Hansol Sellers and the Hansol Sellers agreed to sell to Playverse an aggregate of 5,864,088 shares common stock (the “Hansol Shares”) of Hansol Inticube Co., an AI language and software development company with core capabilities in AI contact center solutions, voice recognition, chatbots, smart solutions and platform technologies (“Hansol”).

On March 10, 2026, Playverse consummated the purchase of the Hansol Shares pursuant to the terms and conditions of the Hansol Purchase Agreement. The Hansol Shares represent approximately 42.25% of the outstanding shares of common stock of Hansol.

Pursuant to the Hansol Purchase Agreement, the aggregate purchase price for the Hansol Shares was KRW15,000,337,104. The Hansol Purchase Agreement contained customary representations, warranties and covenants by the parties and customary indemnification obligations of the parties.

Pursuant to the Hansol Purchase Agreement, Hansol Holdings caused Hansol to convene an annual general meeting of Hansol’s shareholders for the purpose of electing individuals designated by the Company to serve as members of the Hansol board of directors, and such Company designees now hold a majority of the seats on the Hansol board of directors.

Filed herewith as Exhibit 99.1 are the audited financial statements of Hansol for the year ended December 31, 2025. Additionally, filed herewith as Exhibit 99.2 is unaudited pro forma condensed combined balance sheet information regarding the Company and Hansol as of December 31, 2025, and unaudited pro forma condensed combined statements of operation for the year ended December 31, 2025.

The unaudited pro forma condensed combined financial information included in this Form 6-K is presented for illustrative purposes only, contains a variety of adjustments, assumptions and estimates, and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the transactions been completed on the date indicated. The combined company’s actual results and financial position may differ materially and adversely from the unaudited pro forma condensed combined financial information included in this Form 6-K. Important factors that may affect actual results include, but are not limited to, risks and uncertainties relating Hansol’s or the Company’s business, as applicable (including each company’s ability to achieve strategic goals, objectives, and targets over applicable periods), industry performance, and general business and economic conditions.

Forward Looking Statements

This Form 6-K includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in any subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). Copies of the Company’s filings with the SEC are available on the SEC’s website, www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any statement is based.

Exhibit No.	Description of Exhibit
99.1	Audited financial statements of Hansol Inticube Co. for the year ended December 31, 2025
99.2	Unaudited pro forma condensed combined balance sheet of the Company and Hansol Inticube Co. as of December 31, 2025, and unaudited pro forma condensed combined statements of operation of the Company and Hansol Inticube Co. for the year ended December 31, 2025.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: May 22, 2026	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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